UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

CHECKMATE PHARMACEUTICALS, INC.
(Name of Subject Company)

SCANDINAVIAN ACQUISITION SUB, INC.

(Offeror)

REGENERON PHARMACEUTICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

162818108
(CUSIP Number of Class of Securities)

Joseph J. LaRosa, Esq.
Regeneron Pharmaceuticals, Inc.
Executive Vice President, General Counsel and Secretary
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

(914) 847-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Andrew R. Brownstein, Esq.

Victor Goldfeld, Esq.
John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), with the U.S. Securities and Exchange Commission on May 2, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”), at a price of $10.50 per share, to be paid to the seller in cash, without interest, and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated May 2, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

The information set forth in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the subsection titled “Securityholder Litigation,” which was added to page 54 of the Offer to Purchase by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on May 11, 2022, to read as follows:

“Securityholder Litigation. On May 5, 2022, a complaint was filed against Checkmate and the Checkmate Board of Directors by a purported Checkmate shareholder in the United States District Court for the Eastern District of New York captioned Hopkins v. Checkmate Pharmaceuticals, Inc., et al., 1:22-cv-02582. A similar complaint was filed in the same court on May 13, 2022 captioned Savage v. Checkmate Pharmaceuticals, Inc., et al., 1:22-cv-02823. On May 12, 2022, a similar complaint was filed in the United States District Court for the Eastern District of Pennsylvania captioned Whitfield v. Checkmate Pharmaceuticals, Inc., et al., 2:22-cv-01860. We refer to the foregoing cases collectively as the “Merger Actions.” The Merger Actions generally allege that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to financial projections, the analyses performed by Checkmate’s financial advisor in connection with the Merger and potential conflicts of interest of Checkmate’s officers and directors. The Merger Actions assert violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, and Rule 14d-9 promulgated thereunder, against all defendants (Checkmate and the Checkmate Board of Directors), and violations of Section 20(a) of the Exchange Act against Checkmate’s directors. The Merger Actions seek, among other things, an injunction enjoining the consummation of the Merger, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. Checkmate has also received demand letters from purported Checkmate shareholders (which we refer to as the “Demands”) requesting that Checkmate provide additional disclosures in connection with the Merger. Checkmate believes the claims asserted in the Merger Actions and the Demands are without merit. Additional lawsuits may be filed against Checkmate, the Checkmate Board of Directors, Regeneron and/or Purchaser, and additional demand letters may be received, in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger (which we refer to as the “Transactions”), the Schedule TO and the Schedule 14D-9.

Checkmate believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein.” However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Checkmate voluntarily made certain supplemental disclosures related to the proposed Transactions, all of which are set forth in Checkmate's Amendment No. 2 to its Solicitation/Recommendation Statement on Schedule 14D-9, filed by Checkmate with the SEC on May 20, 2022.”

Item 1.                Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.                Subject Company Information.

Regulation M-A Item 1002

(a)       Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

(b)-(c)    Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.                Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

Item 4.                Terms of the Transaction.

Regulation M-A Item 1004

(a)       Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.                Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)       Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

(b)       Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER —Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

Item 6.                Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)       Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

(c) (1)-(7)    Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.                Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)       Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

(b)       Conditions. The Offer is not subject to a financing condition.

(d)       Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.                Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)       Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

(b)       Securities Transactions. None.

Item 9.                Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)       Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.             Financial Statements.

Regulation M-A Item 1010

(a)       Financial Information. Not Applicable.

(b)       Pro Forma Information. Not Applicable.

Item 11.             Additional Information.

Regulation M-A Item 1011

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Checkmate”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Checkmate”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)       Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.             Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated May 2, 2022.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on May 2, 2022

(a)(1)(F)*	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. on April 19, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).

(a)(1)(G)*	Social Media Posts from April 19, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).

(d)(1)*	Agreement and Plan of Merger among Checkmate Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc., and Scandinavian Acquisition Sub, Inc., dated April 18, 2022 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Checkmate Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).

(d)(2)*	Confidentiality Agreement dated March 22, 2022, between Checkmate Pharmaceuticals, Inc. and Regeneron Pharmaceuticals, Inc.

(d)(3)*	Tender and Support Agreement, dated as of April 18, 2022, by and among Regeneron Pharmaceuticals, Inc., Scandinavian Acquisition Sub, Inc. and certain Stockholders of Checkmate Pharmaceuticals, Inc.(incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Checkmate Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on April 19, 2022).

(d)(4)*	Exclusivity Agreement, dated March 22, 2022, by and between Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc.

(g)	None.

(h)	None.

107*	Filing fee table

*       Previously filed.

Item 13.             Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

SCANDINAVIAN ACQUISITION SUB, INC.

By:	/s/ Nouhad Husseini
Name:	Nouhad Husseini
Title:	Managing Director

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Joseph J. LaRosa
Name:	Joseph J. LaRosa
Title:	Executive Vice President, General Counsel and Secretary